Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                    Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”)

Suite 3500

1021 West Hastings Street

Vancouver, BC

V6E 0C3

Item 2                                    Date of Material Change

March 21, 2017

Item 3                                    News Release

A news release with respect to the material change referred to in this report was disseminated on March 21, 2017 through the facilities of Canada Newswire and subsequently filed on SEDAR at www.sedar.com.

Item 4                                    Summary of Material Change

On March 21, 2017, the Company announced that its Board of Directors has recommended changing the Company’s name to Wheaton Precious Metals Corp.

Item 5                                    Full Description of Material Change

On March 21, 2017, the Company announced that its Board of Directors has recommended changing the Company’s name to Wheaton Precious Metals Corp. (the “Name Change”) to better align the corporate identity with the Company’s diverse portfolio of both silver and gold assets.

The Company plans to seek shareholder approval for the proposed Name Change at its annual shareholder meeting in May 2017.

If the Name Change is approved by shareholders, the Company plans to also change its Toronto Stock Exchange and New York Stock Exchange ticker symbol from “SLW” to “WPM.” The timing of the Name Change and ticker symbol change will be announced at a later date. Concurrent with the Name Change, the Company’s web domain will also change to www.wheatonpm.com.

Item 6                                    Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                    Omitted Information

Not applicable.

Item 8                                    Executive Officer

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email:  info@silverwheaton.com

Item 9                                    Date of Report

March 23, 2017

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the proposed name change from Silver Wheaton Corp. to Wheaton Precious Metals Corp. and the related change in ticker symbols.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: any decision to not proceed with the Name Change, failure to receive shareholder approval, delays in implementing the Name Change and those risks discussed in the section entitled “Description of the Business — Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Silver Wheaton’s Form 40-F to be filed March 31, 2017 and Form 6-K filed March 21, 2017 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to, receipt of shareholder approval in connection with the Name Change and such other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.